March 22, 2011

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”) Registration Statement on Form S-4 File No.: 333-172391 Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Mercer International Inc., a Washington Corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., New York City time, on March 25, 2011, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MERCER INTERNATIONAL INC.

/s/ Richard Short

Richard Short
Controller

cc.	H. Sangra, Sangra Moller LLP Andrew Bond, Sangra Moller LLP

MERCER INTERNATIONAL INC.
SUITE 2840, PO Box 11576 – 650 WEST GEORGIA STREET, VANCOUVER, BC V6B 4N8 T: (604) 684-1099 F: (604) 684-1094